SUB-ITEM 77I


                       TERMS OF NEW OR AMENDED SECURITIES

                                AIM SERIES TRUST


     The Board of Trustees of AIM Series Trust (the "Trust") on November 3, 1999, acting pursuant to Section 9.3 of the Agreement and Declaration of Trust, approved the termination of the Advisor Class of the AIM Global Trends Fund series portfolio (the "Portfolio") of the Trust and the conversion of shares of such Advisor Class into shares of Class A of the Portfolio to be effective the close of business February 11, 2000. Advisor Class shares of the Portfolio are no longer offered for sale or exchange.

     The holders of such converted Advisor Class shall have the same rights as pre-existing holders of the Class A shares.